CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Medium-Term Notes, Series A	$1,500,000	$46.05

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $46,611.30 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form F-3 (No. 333-126811) filed by Barclays Bank PLC on September 21, 2005, and have been carried forward, of which $46.05 offset against the registration fee due for this offering and of which $46,565.25 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement dated December 21, 2007 (To the Prospectus dated August 31, 2007 and the Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$1,500,000 100% Principal Protected Notes due June 26, 2012 Linked to the Performance of a Basket of Commodities Medium-Term Notes, Series A, No. C-45

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC‡ (Rated AA/Aa1‡)

Basket Initial Valuation Date:	December 21, 2007

Issue Date:	December 31, 2007

Basket Final Valuation Date:	June 21, 2012*

Maturity Date:	June 26, 2012* (resulting in a term to maturity of approximately 4.5 years)

Denominations:	Minimum denominations of $1,000, and integral multiples of $1,000 in excess thereof

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket comprised of the following commodities (each a “basket component”, and together, the “basket components”) in equally weighted allocations:
	Commodities	Weight	C(i) Initial (as defined below)
	Coal, as described under “Basket Components - Coal” in this pricing supplement.	1/3	US$	127.71/tonne
	Heating Oil, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	1/3	US$	260.91/gallon
	WTI Crude, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	1/3	US$	93.31/barrel

Participation Rate:	150%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•   if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the basket performance and (ii) the participation rate:

$1,000 + [$1,000 x (basket performance x participation rate)]

•   if the basket performance is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Basket Performance

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = The settlement price of each basket component on the basket initial valuation date;

C(i) Final = The settlement price of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component as indicated above.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738GX70 and US06738GX701

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	4%	96%
Total	$1,500,000	$60,000	$1,440,000

PS–2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor's, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on the Notes
100%	$2,500	150%
90%	$2,350	135%
80%	$2,200	120%
70%	$2,050	105%
60%	$1,900	90%
50%	$1,750	75%
40%	$1,600	60%
30%	$1,450	45%
20%	$1,300	30%
10%	$1,150	15%
0%	$1,000	0%
-10%	$1,000	0%
-20%	$1,000	0%
-30%	$1,000	0%
-40%	$1,000	0%
-50%	$1,000	0%
-60%	$1,000	0%
-70%	$1,000	0%
-80%	$1,000	0%
-90%	$1,000	0%
-100%	$1,000	0%

PS–3

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Coal	127.71	140.48	10.00%	1/3	3.33%
Heating Oil	260.91	273.96	5.00%	1/3	1.67%
WTI Crude	93.31	116.64	25.00%	1/3	8.33%

Basket					13.33%

Step 2: Calculate the payment at maturity.

Because the basket performance is equal to or greater than 0%, the investor receives a payment at maturity of $1,199.95 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance x participation rate)]

$1,000 + [$1,000 x (13.33% x 150%)] = $1,199.95

Therefore, the payment at maturity is $1,199.95 per $1,000 principal amount Note, representing a 20.00% return on investment over the term of the Notes.

Example 2: In this case, the basket performance is negative.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Coal	127.71	121.32	-5.00%	1/3	-1.67%
Heating Oil	260.91	234.82	-10.00%	1/3	-3.33%
WTI Crude	93.31	90.51	-3.00%	1/3	-1.00%

Basket					-6.00%

Step 2: Calculate the payment at maturity.

Because the basket performance is less than 0%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date, the payment at maturity and the settlement price of the basket components on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more of the basket components, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”, and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 150% of the basket performance of your Notes at maturity in the event that the basket performance is equal to or greater than 0%, in addition to the principal amount of your Notes.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Basket. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be

PS–4

required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale of the Notes would first offset interest accrued in the year of such sale and would be ordinary loss to the extent of the interest you included as income in the prior taxable years in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities”; and

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the settlement prices of some or all of the basket components were higher than the settlement prices on the basket initial valuation date at some time during the term of the Notes but later falls below those initial settlement prices.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the settlement prices of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Basket Component – Coal

Where the commodity is coal, with respect to a valuation date falling (a) on a date on which the official price is published for a calendar month or (b) after a date on which the Specified Price is published for a calendar month but is on that same calendar month, the official price per tonne of steam coal 6,000 kcal/kg, up to 1% sulphur NAR basis, cif ARA, stated in U.S. Dollars, published under the heading "International Coal Indexes incorporating the API(TM) Indices: Monthly Coal Price Indexes: API 2 (cif ARA)" in the issue of Argus/McCloskey's Coal Price Index Report that reports prices effective for that calendar month.

PS–5

Where the commodity is coal, with respect to a valuation date falling during a calendar month, but before an official price is published for that month, the official price per tonne of steam coal 6,000 kcal/kg, up to 1% sulphur NAR basis, cif ARA, stated in U.S. Dollars, published under the heading "International Coal Indexes incorporating the API(TM) Indices: Monthly Coal Price Indexes: API 2 (cif ARA)" in the issue of Argus/McCloskey's Coal Price Index Report that reports prices effective for the calendar month immediately preceding that valuation date.

Historical Information

The following graphs set forth the historical performance of the basket components based on the daily basket components settlement prices from January 4, 2005 through December 21, 2007 with respect to Coal and January 4, 2000 through December 21, 2007 with respect to Heating Oil and WTI Crude. The settlement prices on December 21, 2007 were US$127.71/tonne with respect to Coal, US$260.91/gallon with respect to Heating Oil, and US$93.31/barrel with respect to WTI Crude.

We obtained the basket components settlement prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the basket components settlement prices on the basket final valuation date. We cannot give you assurance that the performance of the basket components will result in any return in addition to your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this pricing supplement, which is the fifth business day following the basket initial valuation date (this settlement cycle being referred to as “T+5”). See “Plan of Distribution” in the prospectus supplement.

PS–7